SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lan Airlines S.A.
(Name of Issuer)

Shares of Common Stock without par value
(Title of Class of Securities)

N/A
(CUSIP Number)

Carlos Vallette Gudenschwager
Costa Verde Aeronáutica S.A.
Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile
Tel: +56-2-337-1350

José María Eyzaguirre Baeza
Claro & Cía.
Av. Apoquindo 3721, 13th floor, Las Condes, Santiago, Chile
Tel: +56-2-367-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13D	Page 2 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Costa Verde Aeronáutica S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 3 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Mineras del Cantábrico S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 4 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 5 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Costa Verde Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 6 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria e Inversiones La Espasa Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 7 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria e Inversiones Caravia Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 8 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria e Inversiones Puerto Claro S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 9 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria e Inversiones Priesca Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 10 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria e Inversiones El Fano Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 11 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) South Andean Investments (Chile) S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 12 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isidora Cueto Cazes y Compañía Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 13 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juan José Cueto Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 14 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ignacio Javier Cueto Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 15 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Enrique Miguel Cueto Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 16 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Esperanza Cueto Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 17 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isidora Cueto Cazes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 18 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felipe Jaime Cueto Ruiz-Tagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 19 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Emilia Cueto Ruiz-Tagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 20 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrea Raquel Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 21 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniela Esperanza Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 22 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valentina Ara Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 23 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alejandra Sonia Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 24 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisca María Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 25 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juan José Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 26 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manuela Cueto Sarquis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 27 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pedro Cueto Sarquis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 28 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juan Cueto Sarquis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 29 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonia Cueto Sarquis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 30 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manuela Cueto Sarquis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 31 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fernanda Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 32 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ignacio Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 33 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Javier Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 34 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pablo Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 35 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) José Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 36 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nieves Isabel Alcaíno Cueto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 37 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Elisa Alcaíno Cueto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 38 of 59 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Esperanza Alcaíno Cueto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 39 of 59 Pages

This Schedule 13D (the “Schedule 13D”) supersedes the Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005.

Item 1.                      Security and Issuer.

This Schedule 13D relates to the Shares of Common Stock without par value (the “Shares”) of Lan Airlines S.A. (“LAN”).  The address of the principal executive offices of LAN is Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile.

Item 2.                      Identity and Background.

(a) This Schedule 13D is being filed by Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz-Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Ara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Manuela Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto, María Esperanza Alcaíno Cueto (collectively, the “Cueto Family”), Costa Verde Aeronáutica S.A. (“Costa Verde Aeronáutica”), Inversiones Mineras del Cantábrico S.A. (“Mineras del Cantábrico”), Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones (“Costa Verde Ltda. CPA”), Inversiones Costa Verde Limitada (“Costa Verde Ltda.”), Inmobiliaria e Inversiones La Espasa Limitada (“La Espasa”), Inmobiliaria e Inversiones Caravia Limitada (“Caravia”), Inmobiliaria e Inversiones Puerto Claro S.A. (“Puerto Claro”), Inmobiliaria e Inversiones Priesca Limitada (“Priesca”), Inmobiliaria e Inversiones El Fano Limitada (“El Fano”), South Andean Investments (Chile) S.A. (“South Andean”), and Isidora Cueto Cazes y Compañía Limitada (“Isidora Cueto Cazes y Cía Ltda.”, and collectively with Costa Verde Ltda. CPA, Mineras del Cantábrico, Costa Verde Aeronáutica, Costa Verde Ltda., La Espasa, Caravia, Puerto Claro, Priesca, El Fano and South Andean the “Holding Affiliates” and together with the Cueto Family, the "Reporting Persons").  The members of the Cueto Family directly and indirectly beneficially own a majority of the outstanding voting and equity securities of each of the Holding Affiliates.  As a result, each member of the Cueto Family may be deemed to share beneficial ownership of all of the Shares beneficially owned by these entities.  The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.  Each of the Holding Affiliates disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Shares that may be deemed to be beneficially owned by it except with respect to any Shares directly owned by such Reporting Person.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Holding Affiliates or any of their respective affiliates is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(b) The principal business address for the Holding Affiliates is: Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile.  The principal business address for each member of the Cueto Family is: Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile.

(c) The principal business of the Holding Affiliates is to make investments in various entities.  The principal business of each of the members of the Cueto Family is set forth in Schedule I attached hereto.

CUSIP No. N/A	13D	Page 40 of 59 Pages

(d) The executive officers and directors of the Holding Affiliates are set forth in Schedule II-1 to Schedule II-11 (“Schedule II”) attached hereto.  None of the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as described below, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 6, 2007, the Superintendencia de Valores y Seguros (“SVS”) fined Juan José Cueto Plaza 1,620 UF (approximately US$58,000) in connection with the purchase of Shares that he carried out through Mineras del Cantábrico on July 24, 2006. The SVS considered that such purchase had breached an obligation not to acquire Shares until the financial statements of the company became publicly available, in alleged violation of Article 165, paragraph 1 of Law No.18,045 of October 22, 1981. The SVS ruled that, although Mr. Cueto had not used any privileged information, LAN’s financial statements should be considered to be privileged information per se, and thus, created a duty to abstain from trading the securities prior to the disclosure of the financial statements. On July 26, 2007 Juan José Cueto filed an appeal of this fine before the 27° Civil Court of Santiago. A final decision is pending.

(f) Each member of the Cueto Family is a Chilean citizen.

Costa Verde Aeronáutica, is a sociedad anónima organized under the laws of the Republic of Chile (“Chile”). Its shareholders are Costa Verde Ltda. CPA and Mineras del Cantábrico.

Mineras del Cantábrico, is a sociedad anónima organized under the laws of Chile. Its shareholders are Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz-Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Ara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Manuela Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto and María Esperanza Alcaíno Cueto.

Costa Verde Ltda. CPA, is a sociedad de responsabilidad limitada y comandita por acciones organized under the laws of Chile.  La Espasa, Caravia, Puerto Claro, Priesca and Fano have a majority interest in Costa Verde Ltda. CPA and its general partner is Costa Verde Ltda.

Costa Verde Ltda. is a sociedad de responsabilidad limitada organized under the laws of Chile. Juan José Cueto Plaza, Ignacio Javier Cueto Plaza and Enrique Miguel Cueto Plaza have a majority interest in Costa Verde Ltda.

La Espasa is a sociedad de responsabilidad limitada organized under the laws of Chile. María Esperanza Cueto Plaza has a majority interest in La Espasa.

CUSIP No. N/A	13D	Page 41 of 59 Pages

Caravia is a sociedad de responsabilidad limitada organized under the laws of Chile. Juan José Cueto has a majority interest in Caravia.

Puerto Claro is a sociedad anónima organized under the laws of Chile. Its main shareholder is Isidora Cueto Cazes y Compañía Limitada.

Priesca is a sociedad de responsabilidad limitada organized under the laws of Chile. Ignacio Javier Cueto Plaza has a majority interest in Priesca.

El Fano is a sociedad de responsabilidad limitada organized under the laws of Chile. Enrique Manuel Cueto Plaza has a majority interest in El Fano.

South Andean is a sociedad anónima organized under the laws of Chile. Its shareholders are Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz-Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Ara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Manuela Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto and María Esperanza Alcaíno Cueto.

Isidora Cueto Cazes y Cía Ltda. is a sociedad de responsabilidad limitada organized under the laws of Chile. Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle and María Emilia Cueto Ruiz-Tagle have a majority interest in Isidora Cueto Cazes y Cía Ltda.

Item 3.                      Source and Amount of Funds or Other Consideration.

As described in response to Item 6, on March 9, 2010, Costa Verde Aeronáutica purchased from Inversiones Santa Cecilia S.A. (“Santa Cecilia”) and Axxion S.A. (“Axxion”), an aggregate of 29,000,000 Shares representing 8,56% of the outstanding capital stock of LAN for an aggregate purchase price of approximately United States Dollars 518,790,194 pursuant to two share purchase and sale agreements dated March 9, 2010 (the “Share Purchase Agreements”) translated copies of which are included in Exhibit 99.3 and Exhibit 99.4 hereto.  All of the funds required to acquire the Shares pursuant to the Share Purchase Agreements were obtained by Costa Verde Aeronáutica  as follows: (i) 50% of the funds consisted of Costa Verde Aeronáutica’s working capital and (ii) 50% of the funds were obtained from the selling parties through a deferral of the payment of the purchase price, in the manner described in Item 6. Any descriptions of the Share Purchase Agreements contained herein are qualified in their entirety by reference to Exhibits 99.3 and 99.4.

Item 4.                      Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes of the belief that the Shares represent attractive investments.  The Reporting Persons intend to review their investments in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Shares and other securities of LAN, if any, the LAN's financial position, operations, assets, prospects, strategic direction and business and other developments affecting the LAN and its subsidiaries, LAN's management, Board of Directors, company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant.

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The Reporting Persons may from time to time take such actions with respect to their investments in LAN as they deem appropriate, including, without limitation, (i) acquiring additional Shares or disposing of some or all of the Shares (or other securities of LAN), including dispositions to affiliates or related parties, or engaging in discussions with LAN or its subsidiaries concerning future transactions with LAN or its subsidiaries, including, without limitation, acquisitions or dispositions of Shares or other securities of LAN or  shares of capital stock or other securities of any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4, and (iii) engaging in hedging, derivative or similar transactions with respect to any Shares or other securities of LAN or  shares of capital stock or other securities of any subsidiary thereof.  Any acquisition or disposition of any securities of LAN and, if applicable, securities of any subsidiary thereof may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to LAN or a subsidiary thereof, or otherwise.  As part of the Reporting Persons' continuing evaluation of, and preservation of the value of, their investments in LAN, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, LAN's management, the Board of Directors of LAN, existing or potential strategic partners of LAN, other stockholders, industry analysts and other relevant parties concerning matters with respect to LAN and the Reporting Persons' investments in LAN or any subsidiary thereof, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of LAN or its subsidiaries.

Except as set forth in this Schedule 13D, including in Item 6 below, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of LAN, or the disposition of securities of LAN; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LAN or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of LAN or any of its subsidiaries; (d) any change in the present Board or management of LAN, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of LAN; (f) any other material change in LAN's business or corporate structure; (g) changes in LAN's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of LAN by any person; (h) causing a class of securities of LAN to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of LAN becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to LAN and its subsidiaries and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.                      Interest in Securities of the Issuer.

(a) As of the date hereof, (i) the Holding Affiliates directly and indirectly own 115,399,502 Shares, and (ii) the Cueto Family, due to their direct and indirect beneficial ownership of a majority of the outstanding voting and equity securities of each of the Holding Affiliates, may be deemed to share beneficial ownership of all of the Shares beneficially owned by the Holding Affiliates.  Due to their relationships with each other, as of the date hereof, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3)  directly or indirectly of the Exchange Act, and therefore each Reporting Person may be deemed to beneficially own 115,399,502 Shares, representing approximately 34.06% of the outstanding Shares, which percentage ownership is calculated based on 338,790,909 Shares outstanding as of December 31, 2009 as set forth in LAN’s Report of Results for Year 2009 and Fourth Quarter of 2009.  Each of the Holding Affiliates disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Shares that may be deemed to be beneficially owned by it except with respect to any Shares directly owned by such Reporting Person.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Holding Affiliates or any of their respective affiliates is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

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(b) The Holding Affiliates share the power to vote or to direct the vote and to dispose or to direct the disposition of Shares that are directly or indirectly owned by them.  The members of the Cueto Family share the power to vote or to direct the vote and to dispose or to direct the disposition of all of the Shares that may be deemed to be beneficially owned by each of the Holding Affiliates.

(c) During the last sixty (60) days, there were no transactions in the Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I or Schedule II hereto.

(d) Except as set forth in this Schedule 13D, including in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) N/A.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements or understandings among the Reporting Persons with respect to Securities of LAN. The members of the Cueto Family are related as follows: Messrs. Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza and Ms. María Esperanza Cueto Plaza are siblings, and Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz-Tagle, being siblings among themselves, are their nieces and nephew. Mr. Enrique Miguel Cueto Plaza is the father of Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Ara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura and Juan José Cueto Ventura. Mr. Juan José Cueto Plaza is the father of Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis and Manuela Cueto Sarquis. Mr. Ignacio Javier Cueto Délano is the father of Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano. Ms. María Esperanza Cueto Plaza is the mother of Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto and María Esperanza Alcaíno Cueto. The Holding Affiliates are directly and indirectly beneficially owned by the members of the Cueto Family.

Share Purchase Agreements

Costa Verde Aeronáutica  acquired (i) 2,940,908 Shares from Santa Cecilia for a purchase price of Chilean Pesos 26,761,027,619 (approximately United States Dollars 52,610,835) pursuant to a share purchase and sale agreement dated March 9, 2010 (the “First Share Purchase Agreement”) a translated copy of which is included as Exhibit 99.3 hereto, and incorporated herein by reference, and (ii) 26,059,092 Shares from Axxion for a purchase price of Chilean Pesos 237,126,792,381 (approximately United States Dollars 466,179,358) dated March 9, 2010 (the “Second Share Purchase Agreement”). A translated copy of the Second Purchase Agreement is included as Exhibit 99.4 hereto, and incorporated herein by reference. Any descriptions of the Share Purchase Agreements contained herein are qualified in their entirety by reference to Exhibits 99.3 and 99.4.

The Share Purchase Agreements contain substantially the same terms and conditions. However, there are certain differences between their economic terms. The First Share Purchase Agreement provided for payment of the purchase price by Costa Verde Aeronáutica on or prior to September 6, 2010 and the outstanding balance resulting from the deferral of the payment of the purchase price bears interest at a 3.01% annual interest rate (calculated over 360-day years). The Second Share Purchase Agreement provided for payment of a portion (Chilean Pesos 131,943,910,000 or approximately United States Dollars 259,395,097) of the purchase price upon its execution and a deferral of the payment of the remaining balance (Chilean Pesos 105,182,882,381, or approximately United States Dollars 206,784,261) until September 6, 2010. The outstanding balance resulting from the deferral of the payment of the purchase price bears interest at a 3.01% annual interest rate (calculated over 360-day years).

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The Share Purchase Agreements contain customary covenants and representations, including covenants to maintain the pledge in full force and effect and to cause the value thereof to be maintained at any time in an amount equal to or in excess of certain percentages of the outstanding balance of the purchase price, and representations regarding the ability of the parties to enter into the Share Purchase Agreements. In addition, a change of control (as described in the Share Purchase Agreements) of the Holding Affiliates shall constitute an event of default under the Share Purchase Agreements. The Share Purchase Agreements provide for voluntary prepayments of the outstanding balances of the purchase price under certain circumstances.

Caravia, El Fano and Priesca have jointly and severally guaranteed the payment of the amounts owed to Santa Cecilia and Axxion pursuant to the Share Purchase Agreements. In addition, as security for the payment of the obligations of Costa Verde Aeronáutica under the Share Purchase Agreements, Mineras del Cantábrico pledged for the benefit of Santa Cecilia and Axxion 7,045,095 Shares and 9,677,957,401 shares of Corpbanca.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.  The foregoing summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement.

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Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement, dated March 19, 2010, by and among the Reporting Persons.
Exhibit 99.2.
Power of Attorney dated March 19, 2010 by Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz- Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Ara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Manuela Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto, María Esperanza Alcaíno Cueto, Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Costa Verde Limitada, Inmobiliaria e Inversiones La Espasa Limitada, Inmobiliaria e Inversiones Caravia Limitada, Inmobiliaria e Inversiones Puerto Claro S.A., Inmobiliaria e Inversiones Priesca Limitada, Inmobiliaria e Inversiones El Fano Limitada, South Andean Investments (Chile) S.A. and Isidora Cueto Cazes y Compañía Limitada.

Exhibit 99.3.	Share Purchase Agreement dated March 9, 2010, by and among Inversiones Santa Cecilia S.A. and Costa Verde Aeronáutica S.A.
Exhibit 99.4.	Share Purchase Agreement dated March 9, 2010, by and among Axxion S.A. and Costa Verde Aeronáutica S.A.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 19, 2010	JUAN JOSÉ CUETO PLAZA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza
March 19, 2010	IGNACIO JAVIER CUETO PLAZA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	ENRIQUE MIGUEL CUETO PLAZA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	MARÍA ESPERANZA CUETO PLAZA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	ISIDORA CUETO CAZES By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	FELIPE JAIME CUETO RUIZ-TAGLE By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	MARÍA EMILIA CUETO RUIZ-TAGLE By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	ANDREA RAQUEL CUETO VENTURA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	DANIELA ESPERANZA CUETO VENTURA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	VALENTINA ARA CUETO VENTURA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	ALEJANDRA SONIA CUETO VENTURA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	FRANCISCA MARÍA CUETO VENTURA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	JUAN JOSÉ CUETO VENTURA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	MANUELA CUETO SARQUIS By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	PEDRO CUETO SARQUIS By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	JUAN CUETO SARQUIS By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	ANTONIA CUETO SARQUIS By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	MANUELA CUETO SARQUIS By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	FERNANDA CUETO DÉLANO By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	IGNACIO CUETO DÉLANO By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	JAVIER CUETO DÉLANO By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	PABLO CUETO DÉLANO By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	JOSÉ CUETO DÉLANO By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	NIEVES ISABEL ALCAÍNO CUETO By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	MARÍA ELISA ALCAÍNO CUETO By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	MARÍA ESPERANZA ALCAÍNO CUETO By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Attorney-in-Fact
March 19, 2010	INVERSIONES MINERAS DEL CANTABRICO S.A. By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	COSTA VERDE AERONÁUTICA S.A. By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	INVERSIONES COSTA VERDE LIMITADA Y COMPAÑÍA EN COMANDITA POR ACCIONES By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	INVERSIONES COSTA VERDE LIMITADA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	INMOBILIARIA E INVERSIONES LA ESPASA LIMITADA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	INMOBILIARIA E INVERSIONES CARAVIA LIMITADA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	INMOBILIARIA E INVERSIONES PUERTO CLARO S.A. By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	INMOBILIARIA E INVERSIONES PRIESCA LIMITADA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	INMOBILIARIA E INVERSIONES EL FANO LIMITADA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	SOUTH ANDEAN INVESTMENTS (CHILE) S.A. By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative
March 19, 2010	ISIDORA CUETO CAZES Y COMPAÑIA LIMITADA By: /s/ Juan José Cueto Plaza Name: Juan José Cueto Plaza Title: Legal Representative

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Index of Exhibits

Exhibit 99.1.	Joint Filing Agreement, dated March 19, 2010, by and among the Reporting Persons.
Exhibit 99.2.
Power of Attorney dated March 19, 2010 by Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz- Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Ara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Manuela Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto, María Esperanza Alcaíno Cueto, Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Costa Verde Limitada, Inmobiliaria e Inversiones La Espasa Limitada, Inmobiliaria e Inversiones Caravia Limitada, Inmobiliaria e Inversiones Puerto Claro S.A., Inmobiliaria e Inversiones Priesca Limitada, Inmobiliaria e Inversiones El Fano Limitada, South Andean Investments (Chile) S.A. and Isidora Cueto Cazes y Compañía Limitada.

Exhibit 99.3.	Share Purchase Agreement dated March 9, 2010, by and among Inversiones Santa Cecilia S.A. and Costa Verde Aeronáutica S.A.
Exhibit 99.4.	Share Purchase Agreement dated March 9, 2010, by and among Axxion S.A. and Costa Verde Aeronáutica S.A.

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SCHEDULE I

THE CUETO FAMILY

All of the individuals listed below are citizens of Chile.

Name	Principal Occupation

Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Ìgnacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
María Esperanza Cueto Plaza	Director of Prodemu President of Comunidad Mujer
Isidora Cueto Cazes	Student
Felipe Jaime Cueto Ruiz- Tagle	Student
María Emilia Cueto Ruiz- Tagle	Student
Andrea Raquel Cueto Ventura	Student
Daniela Esperanza Cueto Ventura	Student
Valentina Ara Cueto Ventura	Student
Alejandra Sonia Cueto Ventura	Student
Francisca María Cueto Ventura	Student
Juan José Cueto Ventura	Student
Manuela Cueto Sarquis	Student
Pedro Cueto Sarquis	Student
Juan Cueto Sarquis	Student
Antonia Cueto Sarquis	Student
Manuela Cueto Sarquis	Student
Fernanda Cueto Délano	Student
Ignacio Cueto Délano	Student
Javier Cueto Délano	Student
Pablo Cueto Délano	Student
José Cueto Délano	Student
Nieves Isabel Alcaíno Cueto	Student
María Elisa Alcaíno Cueto	Student
María Esperanza Alcaíno Cueto	Student

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SCHEDULE II-1
Costa Verde Aeronáutica S.A.

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Directors
Hernán Morales Valdés	Lawyer and general counsel of Costa Verde Aeronáutica S.A.
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Juan José Cueto Sierra	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A.
Matias Herrera Rahilly	Degree in Business Administration
Luis Alberto Ortega Muñoz	Public Accountant

Executive Officer

Carlos Vallette Gudenschwager	Chief Executive Officer

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SCHEDULE II- 2
Inversiones Mineras del Cantábrico S.A.

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Directors
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Juan José Cueto Sierra	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A.
Matias Herrera Rahilly	Degree in Business Administration
Francisco Javier Ovalle Fuenzalida	Degree in Business Administration.
Hernán Morales Valdés	Lawyer and general counsel of Costa Verde Aeronáutica S.A.
Executive Officer

Carlos Vallette Gudenschwager	Chief Executive Officer

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SCHEDULE II- 3
Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

This is a limited partnership managed by its general partner, Inversiones Costa Verde Limitada.

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SCHEDULE II- 4
Inversiones Costa Verde Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Managers

Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.

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SCHEDULE II- 5

Inmobiliaria e Inversiones La Espasa Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Directors
María Esperanza Cueto Plaza	Director of Prodemu President of Comunidad Mujer
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.

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SCHEDULE II- 6
Inmobiliaria e Inversiones Caravia Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Managers

Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.

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SCHEDULE II- 7
Inmobiliaria e Inversiones Puerto Claro S.A.

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Directors
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.
Executive Officer

Juan José Cueto Plaza	Chief Executive Officer

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SCHEDULE II- 8
Inmobiliaria e Inversiones Priesca Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Managers
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.

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SCHEDULE II- 9
Inmobiliaria e Inversiones El Fano Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Managers
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.

CUSIP No. N/A	13D	Page 58 of 59 Pages

SCHEDULE II- 10

South Andean Investments (Chile) S.A.

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Directors

José María Eyzaguirre García de la Huerta	Partner at Claro & Cía., a law firm.
José María Eyzaguirre Baeza	Partner at Claro & Cía., a law firm.
Sebastián Eyzaguirre Baeza	Partner at Claro & Cía., a law firm.

Executive Officer

Sebastián Eyzaguirre Baeza	Chief Executive Officer

CUSIP No. N/A	13D	Page 59 of 59 Pages

SCHEDULE II- 11
Isidora Cueto Cazes y Compañía Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile

Name and Position	Principal Occupation

Managers
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Enjoy S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.